Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2018 of B2Gold Corp. (the “Company”) of our report dated March 12, 2019 relating to the consolidated financial statements of the Company and the effectiveness of internal control over financial reporting, which appears in the Exhibit incorporated by reference in this Annual Report.

We also consent to the incorporation by reference in the registration statements on Form S-8 (No. 333-226063, 333-218710, 333-192555, 333-200228 and 333-206811) of the Company of our report dated March 12, 2019 referred to above.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants
Vancouver, Canada
March 20, 2019